

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 28, 2012

Via E-mail
JoAnn M. Armenta
President and Chief Operating Officer
Inland Real Estate Income Trust, Inc.
2901 Butterfield Road
Oak Brook, IL 60523

>   **Re: Inland Real Estate Income Trust, Inc.**
>   **Amendment No. 3 to Registration Statement on Form S-11**
>   **Filed August 2, 2012**
>   **File No. 333-176775**

Dear Ms. Armenta:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   Since you appear to qualify as an "emerging growth company," as defined in the Jumpstart Our Business Startups Act, please disclose on your prospectus cover page that you are an emerging growth company, and revise your prospectus to:

   - Describe how and when a company may lose emerging growth company status;

   - Briefly describe the various exemptions that are available to you, such as exemptions from Section 404(b) of the Sarbanes-Oxley Act of 2002 and Section 14A(a) and (b) of the Securities Exchange Act of 1934; and

   - State your election under Section 107(b) of the JOBS Act:

         o   If you have elected to opt <u>out</u> of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b), include a statement that the election is irrevocable; or

         o   If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1), provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosures.

2.   Please supplementally provide us with any written materials that you or anyone authorized to do so on your behalf provides in reliance on Section 5(d) of the Securities Act to potential investors that are qualified institutional buyers or institutional accredited investors. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Management, page 99

3.   We note you have revised your disclosure on page 100. We reissue comment 4 of our letter dated October 11, 2011. Please provide us with support for all quantitative and qualitative business and industry data used in the registration statement. For example, we note your disclosure on page 100 that the entities that comprise The Inland Real Estate Group of Companies were named in the listed published rankings in 2012. Clearly mark the specific language in the supporting materials that supports each statement.

Financial Statements

4.   Please update your financial statements in accordance with Rule 3-12 of Regulation S-X.

Exhibit 5.1 Legal Opinion

5.   We note your response to comment 4 in our letter dated March 1, 2012. Please revise your legal opinion such that it is clear that there are sufficient authorized shares to issue the maximum number of shares being registered as of the date of the opinion.

6.   Please have counsel revise the legal opinion to identify the "other documents and matters" they have examined in connection with their opinion.

Sales Literature Submitted March 27, 2012

General

7.   We note that Kohls and Publix are not currently your tenants. Please remove these photographs. Alternatively, if Kohls and Publix are tenants of another one of the sponsor's programs, include prominent text with each picture explaining that the property is owned by the sponsor or its other program, not the registrant, and that investors will not acquire an interest in the pictured property.

8.   Please revise your Risk Factors page to include a risk factor that there is no guarantee of distributions.

9.   We note that in various pieces submitted you refer to the Prior Performance section of the prospectus for information regarding adverse business developments experienced by prior programs. Please revise to disclose some of the key adverse business developments experienced by prior programs in the sales literature so that the disclosure is balanced.

10.   We note your disclosure regarding the share repurchase program in various pieces submitted. Please revise to describe the key limitations of the share repurchase program, including, if true, that the repurchase program will be limited to proceeds from the DRIP.

Inland Real Estate Income Trust, Inc. Brochure

11.   Please increase the size of your footnotes throughout. Please note that footnotes should be as prominent in size as the rest of the text in the document

12.   Please revise your Investment Overview page to clarify that a liquidity event is not guaranteed and may be postponed.

13.   We note you indicate that $10 billion in total distributions have been paid by Inland. Please tell us where this disclosure is located in the prospectus.

Inland Real Estate Income Trust Inc. Real Estate for Your Life Power Point Presentation and Script

14.   We note that much of your disclosure throughout this presentation is as of September 30, 2011. Please revise to update.

Inland Real Estate Income Trust, Inc. Prospectus Presentation

15.   We note that some of your disclosure is as of September 30, 2011. Please revise to update.

Inland Real Estate Income Trust, Inc. Website

16.   Please revise to include a link to the prospectus and risk factors on every page of the website that includes a discussion of rewards.

FAQs, page 8

"Q: If I buy shares, will I receive distributions and, if so, how often?", page 14

17.   Please revise this discussion to clarify that there is no guarantee of distributions.

"Q: How is the purchase price of an investment in shares of your common stock different from the purchase price of an investment in a listed REIT?", page 16

18.   Please revise to remove your disclosure which implies that an investment in your common stock is better than an investment in a traded REIT because you do not have the price/market volatility that traded REITs have.

Risk Factors, page 20

19.   Please revise your Risk Factors and Distributions webpages to clarify that there is no guarantee of distributions.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jennifer Monick, Staff Accountant, at (202) 551-3295 or Robert Telewicz, Staff Accountant, at (202) 551-3438 if you have questions regarding comments on the financial statements and related matters. With respect to questions relating to our comment regarding the Investment Company Act, please contact Rochelle Plesset in the Division of Investment Management at (202) 551-6840. Please contact Sandra B. Hunter, Staff Attorney, at (202) 551-3758 or me at (202) 551-3655 with any other questions.

Sincerely,

/s/ Sonia Barros

Sonia Barros
Special Counsel

cc: Michael J. Choate
         Shefsky & Froelich Ltd
         Via E-mail